Investor Presentation
July 2008
Summary Presentation
Investor Presentation
July 2008
Summary Presentation
The J. M. Smucker Company
The J. M. Smucker Company
Filed by The J. M. Smucker Company
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: The J. M. Smucker Company
Commission File No.: 333 - 152451

Forward Looking Statement
Forward Looking Statement
This presentation contains forward-looking statements, such as projected operating results, earnings and cash flows, that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by those forward-looking statements. You should understand that the risks, uncertainties, factors and assumptions listed and discussed in this prospectus, including the following important factors and assumptions, could affect the future results of
Smucker following the Transactions and could cause actual results to differ materially from those expressed in the forward-looking statements: (i) volatility of commodity markets from which raw materials, particularly corn, wheat, soybean oil, milk and green coffee beans, are procured and the related impact on costs; (ii) the successful integration of the Coffee Business with Smucker’s business, operations and culture and the ability to realize synergies and other potential benefits of the Transactions within the time frames currently contemplated;
(iii) crude oil price trends and their impact on transportation, energy, and packaging costs; (iv) he ability to successfully implement price changes; (iv) the success and cost of introducing new products and the competitive response; (v) the success and cost of marketing and sales programs and strategies intended to promote growth in Smucker’s businesses, which will include the Coffee Business after the completion of the
Transactions; (vi) general competitive activity in the market, including competitors’ pricing practices and promotional spending levels; (vii) the concentration of certain of Smucker’s businesses, which will include the
Coffee Business after the completion of the Transactions, with key customers and the ability to manage and maintain key customer relationships; (viii) the loss of significant customers or a substantial reduction in orders from these customers or the bankruptcy of any such customer; (ix) changes in consumer coffee preferences, and other factors affecting the Coffee Business, which will represent a substantial portion of Smucker’s business after the completion of the Transactions; (x) the ability of Smucker and Folgers to obtain any required financing;
(xi) the timing and amount of Smucker’s capital expenditures, restructuring, and merger and integration costs;
(xii) the outcome of current and future tax examinations and other tax matters, and their related impact on
Smucker’s tax positions; (xiii) foreign currency and interest rate fluctuations; (xiv) other factors affecting share prices and capital markets generally; and (xv) the other factors described under “Risk Factors” in the registration statements filed by Folgers and Smucker with the Securities and Exchange Commission and in the other reports and statements filed by Smucker with the Securities and Exchange Commission, including its most recent
Annual Report on Form 10-K and the preliminary proxy materials prepared in connection with the Folgers transaction.
You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this prospectus. None of Smucker, Folgers, P&G or any of their respective advisors assumes any obligation to update or revise these forward-looking statements to reflect new events or circumstances.

Additional Information
Additional Information
Smucker and Folgers have filed registration statements with the U. S. Securities and Exchange
Commission (“SEC”) registering the common shares to be issued to P&G shareholders in connection with the Folgers transaction but those registration statements have not become effective.  Smucker has also filed a proxy statement with the SEC that will be sent to the shareholders of Smucker after it has been finalized.  Shareholders are urged to read the proxy statement and the prospectus included in the registration statements and any other relevant documents when they become available, because they will contain important information about Smucker, Folgers and the proposed transaction.  The proxy statement, prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov.  The documents (when they are available) can also be obtained free of charge from Smucker upon written request to The J. M. Smucker
Company, Shareholder Relations, Strawberry Lane, Orrville, Ohio 44667 or by calling (330) 684-3838, or from P&G upon written request to The Procter and Gamble Company, Shareholder Services Department,
P.O. Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253.
This communication is not a solicitation of a proxy from any security holder of Smucker and shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.  However, P&G, Smucker and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC.  Information about the directors and executive officers of The J. M. Smucker Company may be found in its 2008 Annual
Report on Form 10-K filed with the SEC on June 27, 2008, and its definitive proxy statement relating to its
2008 Annual Meeting of Shareholders filed with the SEC on July 14, 2008.  Information about the directors and executive officers of The Procter & Gamble Company may be found in its 2007 Annual Report on
Form 10-K filed with the SEC on August 28, 2007, and its definitive proxy statement relating to its 2007
Annual Meeting of Shareholders filed with the SEC on August 28, 2007.

Why Invest in Smucker?
Why Invest in Smucker?
• A history and culture of solid returns
• Clear strategy of owning a strong portfolio of
#1 brands
• Strategic acquisition of Folgers
• Enhances #1 brand portfolio
• Increases market categories from $8 billion to
$15 billion
• Creates sales growth to $5 billion company
• Accretive transaction
• Significantly enhances cash flow

Why Invest in Smucker?
Why Invest in Smucker?
• Strong cash flow and balance sheet
• Continuity of management
• Current value of Smucker stock vs. peers
• Strong forecasted results in current fiscal year
• Special $5.00 dividend in calendar 2008
• Current share performance vs. peers

1897
• Over 110 years old
• Headquartered in
Orrville, Ohio
• Leading North
American brands
• Five generations of
family management
• Basic Beliefs: quality,
people, ethics, growth,
& independence
The J. M. Smucker Company
The J. M. Smucker Company

1959
1961
1963
1965
1967
1969
1971
1973
1975
1977
1979
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007
July 21, 2008

$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
S&P 500 DJIA SJM
Share Price Performance
Share Price Performance
Note: The graph shows the value of $20 (Smucker’s IPO price in 1959)
invested over a 48+ year period in Smucker’s common stock, the
DJIA and S&P 500.
Indexed Share
Price
APR = 10.2% APR = 10.2%
APR = 6.4% APR = 6.4%
APR = 5.9% APR = 5.9%
Base = $20 Base = $20
SJM versus Major Indices – November 30, 1959 through July 21, 2008

We will own and market food brands which
hold the #1 market position in their respective
category, with an emphasis on North America
We will achieve balanced growth through:
• Increased market share of our brands
• Acquisition of other leading food brands
• New products that provide convenience,
are good and "good for you," and make
the consumer smile
Vision Statement
Vision Statement

Long-Term Objectives
Long-Term Objectives
Net Sales Growth
Dividend Payment
Operating Profit
Growth
EPS Growth
6%
Organic 3- 4%
Acquisitions 2-3%
8%
Improve Efficiencies
+8%
Share Repurchase
Debt Retirement
Target 40% Payout

$0.0
$0.5
$1.0
$1.5
$2.0
$2.5
$3.0
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008
Net  Sales
$650MM
$1.3B
$2.0B
$2.1B
5-Year CAGR through FY 2008 = 15%
10-Year CAGR through FY 2008 = 16%
Sales Growth
Sales Growth
$1.4B
$2.2B
$2.5B

$0.00
$0.50
$1.00
$1.50
$2.00
$2.50
$3.00
$3.50
$4.00
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008
Earnings Per Share (non-GAAP)
$1.38
$2.14
$2.60
$2.89
Earnings Growth
Earnings Growth
$2.42
$2.77
5-Year CAGR through FY 2008 = 8%
10-Year CAGR through FY 2008 = 10%
$3.15
(a) Excludes merger, integration and restructuring charges.
(a)

Jif
Crisco

Crosse & Blackwell
Since 1706

Hungry Jack
Martha White
Pillsbury
Bick's
Robin Hood
Golden Temple

Five Roses
White Lily

Eagle Brand
Smucker's Snack'n Waffles
Carnation
Europe's Best

Knott's
Folgers

FY 2003
FY 2003
FY 2005
FY 2005
FY 2007
FY 2007
FY 2008
FY 2008
KING KELLY
FY 2009
FY 2009
FY 2004
FY 2004
(a)  Integration in process.         (b)  Announced but not closed.
12 Transactions
12 Transactions
(a)
(b)

“A Perfect Fit”

Attractive Strategic Fit
Attractive Strategic Fit
•
•
Strong #1 Brand
Strong #1 Brand
•
•
Center-of-Store
Center-of-Store
•
•
North America
North America
VISION STATEMENT
VISION STATEMENT
We will own and market food
We will own and market food
brands which hold the #1
brands which hold the #1
market position
market position in their
in their
respective category, with an
respective category, with an
emphasis on North America
emphasis on North America
Note:  The parties expect this transaction to close during the fourth calendar quarter of 2008, pending regulatory approval.

SMUCKER'S

Europe's Best

Carnation

Crisco

Bick's

Jif

Robin Hood

R.W. KNUDSEN FAMILY

Folgers

EAGLE BRAND

SMUCKER'S

15 Percent of Sales from #1 Brands Percent of Sales from #1 Brands ~75% of Sales Projected to Come From #1 Brands

Crisco
Hungry Jack
Pillsbury
PET
Eagle Brand
Carnation
Robin Hood
Five Roses
Martha White

Smucker's
Jif
Smucker's Natural
Knott's Berry Farm
Bick's

Smucker's Uncrustables
Hungry Jack
Europe's Best

Folgers
Millstone Coffee Company
Kava
Dunkin' Donuts

Crosse & Blackwell
Red River Hot Cereal
None Such
Dickinson's
Golden Temple

R.W. Knudsen
After The Fall
Santa Cruz Organic

16 Center-of-Store Strategy Center-of-Store Strategy Baking Aisle Spreads / Condiments Aisle Frozen Aisle Specialty Aisle Coffee Aisle Natural Beverage Aisle

Compelling Transaction
Compelling Transaction
•
$1 billion
brand
• Expands portfolio of
#1 brands
• Builds on
“Center of the Store”
focus
• Enhanced
scale
• Financial
benefits
• Great
home
for Folgers brand and
employees

Transaction Overview
Transaction Overview
• Reverse Morris Trust structure
• P&G shareholders will own 53.5% of the combined
company shares
– ~63 million shares will be issued
– ~118 million shares outstanding
• Smucker to pay $5 special one-time dividend to
Smucker shareholders, as of a record date prior to
close
• Smucker to guarantee $350 million of Folgers debt
upon close
• Smucker to finance special dividend (~$300 million)
• Closing expected in fourth quarter of calendar 2008

SMUCKER'S
Jif
Crisco
Pillsbury
Hungry Jack
Bick's
Folgers

Builds on Center of Store Focus
Builds on Center of Store Focus
$15.0
$8.0
$3.0
$1.0
FY 2002 FY 2004 FY2005 FY2009
Market opportunity ($ in billions)
Greater opportunity as share of market in
each category expands

• Large $31B market
– High household penetration
– Frequency of use is increasing
– High consumer purchase frequency
that drives traffic for retailers
– Consistent performance through
economic cycles
• Evolving consumer trends
– Emergence of "coffee house culture"
– Strong, iconic brands crossing over
– Product proliferation
Source: Datamonitor as of March 2008; United States Retail & Foodservice Coffee 2007
U.S. Coffee Market
U.S. Coffee Market
Coffee Category Highlights Coffee Category Highlights Coffee Market Overview Coffee Market Overview
Total Market: $30.7B
Retail-Package/
At-Home
23%
Foodservice/
Away From Home
67%
Retail-Prepared/
Away From Home
10%
Roast & Ground
79%
Instant
12%
Pods
1%
Ready to Drink
8%
Total At-Home Market: $6.9B

At-Home Coffee Market

Folgers
48%
Kraft
24%
Rest of
Market
28%
U.S. At Home Coffee Market Share by Segment
U.S. At Home Coffee Market Share by Segment
Source: P&G internal estimate based on All Outlet Data
1
Excludes approximately $1.2B of packaged roast & ground product sold outside P&G /
FCC channels and approximately $0.5B of RTD retail coffee business
2
Calendar 2007 retail sales for Mainstream Roast & Ground and Single Serve
Folgers
19%
Kraft /
Starbucks
33%
Rest of
Market
48%
Folgers
32%
Nestle
24%
Rest of
Market
44%
$0.9B $1.5B $2.8B
Packaged Coffee
1
Mainstream Roast & Ground
2
Gourmet Coffee
2
Single Serve
2

Added Scale
Added Scale
Revenue
($ in billions)
1.2 Treehouse
2.0 Flower Foods
2.5 Smucker (Current)
2.9 McCormick
3.3 Ralcorp
3.7 Del Monte
4.7 Smucker
(2)
6.2 Hormel
7.9 Campbell
10.1 HJ Heinz
11.6 ConAgra
11.8 Kellogg
12.3 Sara Lee
$13.7 General Mills
(1)
(1) Comparison company revenue based on last completed fiscal year. Ralcorp revenue adjusted for pro forma impact of Post cereal transaction.
(2) Pro forma 2009 – Assumes Folgers transaction had closed on May 1, 2008.
• Greater relevance to
retailer
• Capitalize on relationship
with Advantage, our
national broker
• Purchasing efficiencies
• Benefit from
administrative
infrastructure
• Greater opportunities for
employees

Financial Benefits
Financial Benefits
• Accretive transaction
• Operating margin expansion
• Significantly enhanced cash flow
• Strong balance sheet with modest debt
level
• Greater float – more shares outstanding

Bick's

Smucker's

Crisco

Pillsbury

Folgers

Jif

Hungry Jack

Robin Hood

Eagle Brand

Dunkin' Donuts

Iconic Brands Iconic Brands 24

SMUCKER'S

Crisco

Hungry Jack

Folgers

Jif

DUNKIN' DONUTS

Household Slogans
Household Slogans
“ With a Name Like Smucker’s,
It Has to be Good ”
“ Choosy Moms Choose Jif ”
“ The Best Part of Wakin’ Up ”
“ Start Something
Good With Crisco ”
“ Everybody’s Happy
When It’s Hungry Jack ”
“ America Runs on Dunkin’ ”

Folgers
The best part
of wakin' up™

SMUCKER'S

Martha White

Hungry
Jack

26 Marketing Synergies – Meals Marketing Synergies – Meals • The Best Part of Waking Up…

Folgers
The best part
of wakin' up™

Pillsbury

Crisco

EAGLE BRAND

27 Marketing Synergies – Meals Marketing Synergies – Meals • The Best Way to End the Day…

28 Folgers Synergies Folgers Synergies Synergies Synergies ~$80+ million Net Sales Operations Sales & Supply Chain Corporate & Marketing Admin. JMS Infrastructure COGS SD&A

Projected Sales by Category
Projected Sales by Category
42%
42%
7%
7%
8%
8%
11%
11%
6%
6%
15%
15%
11%
11%
Fruit
Spreads
Peanut
Butter
Oils &
Shortening
Baking
Canned Milk
All Other
Coffee
Estimated After Transaction

Net Sales and EBITDA
Net Sales and EBITDA
$0.0
$1.0
$2.0
$3.0
$4.0
$5.0
$6.0
FY2008 FY2009 FY2010
Net Sales
$0
$250
$500
$750
$1,000
FY2008 FY2009 FY2010
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
EBITDA (Excluding Merger and Integration Costs)
Pro forma * (a)
$2.5B
$4.7B
$4.9B
$371
$820
$869
14.7%
17.3%
17.5%
Pro forma (a)
*  Includes approximately $83 million in synergies.
(a)  Assumes Folgers transaction had closed on May 1, 2008.
Pro forma
Pro forma

Cash Flow From Operations
Cash Flow From Operations
$ 116
$  (76)
$ 192
FY 2008
$ 400
$(115)
$ 515
FY2009
(a)
Pro forma
$ 430 Free Cash Flow
$(120) Capital Expenditures
$ 550 Cash Flow From Operations
FY 2010
Pro forma
($ in millions)
(a)  Assumes Folgers transaction had closed on May 1, 2008.

Debt Profile Supports Continued Growth
Debt Profile Supports Continued Growth
• Stronger balance sheet post-closing
• Modest leverage and strong cash flow will
facilitate pursuit of shareholder value
– Investments
– Acquisitions
– Share repurchase / dividends
(a)  Assumes Folgers transaction had closed on May 1, 2008.
2009
Standalone Smucker
2009
(a)
Combined Smucker
Total Debt $790mm $1,440mm
Debt / EBITDA 2.1x 1.8x
Interest Coverage 8.1x 9.7x

Cash Flow / Allocation of Cash
(after expiration of two year repurchase limitation)
Cash Flow / Allocation of Cash
(after expiration of two year repurchase limitation)
5-Year Historic Use of Cash
28% 28% 22% 22%
Acquisition
Capital
Expenditures
Stock Repurchase Dividends
Free Cash Flow
Cash
From
Operations
Dividends
Acquisition Repurchase
CapEx =
2½ - 3% of Sales
CapEx =
2½ - 3% of Sales

Why Invest in Smucker?
Why Invest in Smucker?
• A history and culture of solid returns
• Clear strategy of owning a strong portfolio of
#1 brands
• Strategic acquisition of Folgers
• Enhances #1 brand portfolio
• Increases market categories from $8 billion to
$15 billion
• Creates sales growth to $5 billion company
• Accretive transaction
• Significantly enhances cash flow

Why Invest in Smucker?
Why Invest in Smucker?
• Strong cash flow and balance sheet
• Continuity of management
• Current value of Smucker stock vs. peers
• Strong forecasted results in current fiscal year
• Special $5.00 dividend in calendar 2008
• Current share performance vs. peers

Additional Information
Additional Information
FOLGERS, the FOLGERS logo, AROMASEAL, FOLGERS GOURMET
SELECTIONS and THE BEST PART OF WAKIN' UP IS FOLGERS IN YOUR
CUP are the registered trademarks of The Proctor & Gamble Company.
PILLSBURY, the PILLSBURY Logo, and Poppin' Fresh the Pillsbury Doughboy
are the registered trademarks of The Pillsbury Company, LLC.  CARNATION is the registered trademark of Societe des Produits Nestle S.A.  DUNKIN'
DONUTS, the DUNKIN' DONUTS Logo, and AMERICA RUNS ON DUNKIN' are
the registered trademarks of DD IP Holder LLC.  The following trademarks and their corresponding logos are the trademarks of their respective owners:
ADVANTAGE SALES AND MARKETING, WAL-MART, FOOD LION, COSTCO
WHOLESALE, KROGER, SUPERVALU, BJ'S WHOLESALE CLUB, TARGET,
SAFEWAY, and DOLLAR GENERAL. All other trademarks and logos are the trademarks of The J. M. Smucker Company.
.

Thank you! Thank you!

Investor Presentation July 2008 Summary Presentation Investor Presentation July 2008 Summary Presentation The J. M. Smucker Company The J. M. Smucker Company